Item 77I Deutsche Global Infrastructure Fund (a series of Deutsche Global/International Fund,
Inc., formerly DWS Global/International Fund,
Inc.)

Class R6 shares for Deutsche Global Infrastructure
Fund (formerly DWS RREEF Global Infrastructure
Fund) became effective on August 25, 2014. Class
R6 shares are sold solely to participants in certain retirement plans, without a front-end sales load, a CDSC, a distribution fee or a service fee. There is no minimum initial investment and no minimum additional investment for purchases of Class R6 shares.